

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Ms. Patricia D. Chiodo
Chief Financial Officer
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, Arizona 85254

   Re: Form 10-K/A for the year ended December 31, 2009
      Form 10-Q for the period ended September 30, 2010
      Definitive Proxy Statement on Schedule 14A filed March 15, 2010
       File No. 1-33485

Dear Ms. Chiodo:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief